FMI Common Stock Fund Reopened To New Investors

After being closed for nearly four years, the FMI Common Stock Fund has been reopened to new investors. Attractive equity valuations and fewer liquidity constraints were the key factors in this decision. As one of the largest investors in the FMI Common Stock Fund, through its profit sharing plan and other investments, Fiduciary Management, the advisor to FMIMX, has always put shareholders’ interests before asset growth.

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